State of Delaware
Secretary of State
Division of Corporations
Delivered 09:24 AM 08/02/2011
FILED 08:43 AM 08/02/2011
SRV 110879816 - 3883279 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF
SINOBIOMED INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

SINOBIOMED INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Certificate of Incorporation of the Corporation is amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

"The name of the Corporation shall be "Sitoa Global Inc.""

SECOND: The Certificate if Incorporation of the Corporation is amended by adding the following text as a new paragraph at the end of the Article thereof numbered "FOURTH":

"Effective as of August 2, 2011, each twenty (20) shares of the issued and outstanding Common Stock, $0.00001 par value, of the Corporation shall be reverse split into one (1) share of Common Stock of the Corporation. This reverse split shall affect only issued and outstanding shares. Each record and beneficial holder who would receive a fractional share as a result of the reverse stock split shall receive, in lieu thereof, a whole share."

THIRD: This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the joint written consent of all of the members of the Board of Directors of the Corporation and the holder of a majority of the Corporation's issued and outstanding common stock pursuant to Sections 141(f) and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed this 2nd day of August, 2011.

/s/
George Yu
Chief Financial Officer